UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13D-1(B), (C), AND (D) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. __ )*

            Ishares Inc. - MCSI Austria Investable Market Index Fund
            --------------------------------------------------------
                                (NAME OF ISSUER)

                                  Common Stock
                    -----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    464286202
                    -----------------------------------------
                                 (CUSIP NUMBER)

                              January 13, 2010 (1)
                    -----------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [X]  Rule 13d-1(c)

     [_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the SECURITIES EXCHANGE ACT of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This statement on Schedule 13G also serves as the amended statement required on April 8, 2010.

----------------------                                      --------------------
CUSIP NO. 464286202                    13G                    PAGE 2 OF 10 PAGES
----------------------                                      --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Psagot Investment House Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
                          -
  NUMBER OF          -----------------------------------------------------------
   SHARES            6    SHARED VOTING POWER
BENEFICIALLY              622,780 (*) (**)
  OWNED BY           -----------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER
  REPORTING               -
 PERSON WITH         -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                          622,780 (*) (**)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     622,780 (*) (**)
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
     instructions)     [_]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     11.75% (**) (***)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See instructions)
     CO
--------------------------------------------------------------------------------

(*) This figure is as of April 13, 2010. When the obligation to file this
Schedule 13G arose on January 13, 2010, this figure was 422,338, and when the obligation to amend this Schedule 13G arose on April 8, 2010, this figure was 590,380.

(**) The securities reported herein are beneficially owned by portfolio accounts managed by Psagot Securities Ltd. and provident funds managed by Psagot Provident Funds Ltd. Psagot Securities Ltd. and Psagot Provident Funds Ltd. (the "Subsidiaries") are each wholly-owned subsidiaries of Psagot Investment House Ltd. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the owners of portfolio accounts, or for the benefit of the members of the provident funds, as the case may be. This Statement shall not be construed as an admission by Psagot Investment House Ltd. that it is the beneficial owner of any of the Common Stock covered by this Statement.

(***) Based on 5,300,000 shares of common stock outstanding as of April 13, 2010 (as reported on Bloomberg LP). This figure was 5.71% when the obligation to file this Schedule 13G arose on January 13, 2010 and 10.36% when the obligation to amend this Schedule 13G arose on April 8, 2010, based on 7,400,000 and 5,700,000 shares of common stock outstanding on those dates, respectively (as reported on Bloomberg LP).

----------------------                                      --------------------
CUSIP NO. 464286202                    13G                    PAGE 3 OF 10 PAGES
----------------------                                      --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Psagot Provident Funds Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
                          -
  NUMBER OF          -----------------------------------------------------------
   SHARES            6    SHARED VOTING POWER
BENEFICIALLY              620,375 (*)
  OWNED BY           -----------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER
  REPORTING               -
 PERSON WITH         -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                          620,375 (*)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     620,375 (*)
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
     instructions)     [_]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     11.71% (**)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See instructions)
     CO
--------------------------------------------------------------------------------

(*) This figure is as of April 13, 2010. When the obligation to file this
Schedule 13G arose on January 13, 2010, this figure was 422,280, and when the obligation to amend this Schedule 13G arose on April 8, 2010, this figure was 587,975.

(**) Based on 5,300,000 shares of common stock outstanding as of April 13, 2010 (as reported on Bloomberg LP). This figure was 5.71% when the obligation to file this Schedule 13G arose on January 13, 2010 and 10.32% when the obligation to amend this Schedule 13G arose on April 8, 2010, based on 7,400,000 and 5,700,000 shares of common stock outstanding on those dates, respectively (as reported on Bloomberg LP).

----------------------                                      --------------------
CUSIP NO. 464286202                    13G                    PAGE 4 OF 10 PAGES
----------------------                                      --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS

     Psagot Securities Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                     5    SOLE VOTING POWER
                          -
  NUMBER OF          -----------------------------------------------------------
   SHARES            6    SHARED VOTING POWER
BENEFICIALLY              2,405 (*)
  OWNED BY           -----------------------------------------------------------
    EACH             7    SOLE DISPOSITIVE POWER
  REPORTING               -
 PERSON WITH         -----------------------------------------------------------
                     8    SHARED DISPOSITIVE POWER
                          2,405 (*)
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,405 (*)
--------------------------------------------------------------------------------
10   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
     instructions)     [_]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     0.05% (**)
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (See instructions)
     CO
--------------------------------------------------------------------------------

(*) This figure is as of April 13, 2010. When the obligation to file this
Schedule 13G arose on January 13, 2010, this figure was 58, and when the obligation to amend this Schedule 13G arose on April 8, 2010, this figure was 2,405.

(**) Based on 5,300,000 shares of common stock outstanding as of April 13, 2010 (as reported on Bloomberg LP). This figure was 0.00% when the obligation to file this Schedule 13G arose on January 13, 2010 and 0.04% when the obligation to amend this Schedule 13G arose on April 8, 2010, based on 7,400,000 and 5,700,000 shares of common stock outstanding on those dates, respectively (as reported on Bloomberg LP).

ITEM 1.   (a)  NAME OF ISSUER:

               iShares Inc. - MCSI Austria Investable Market Index Fund

          (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               400 Howard Street, San Francisco, CA 94105

ITEM 2.   (a)  NAME OF PERSON FILING:

               1. Psagot Investment House Ltd.

               2. Psagot Provident Funds Ltd.

               3. Psagot Securities Ltd.

               The securities reported herein are beneficially owned by portfolio accounts managed by Psagot Securities Ltd. and provident funds managed by Psagot Provident Funds Ltd. Each of the Subsidiaries is a wholly-owned subsidiary of Psagot Investment House Ltd.

          (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

               Psagot Investment House Ltd. - 14 Ahad Ha'am Street, Tel Aviv 65142, Israel

               Psagot Provident Funds Ltd. - 33 Yavetz Street, Tel Aviv 65258, Israel

               Psagot Securities Ltd. - 14 Ahad Ha'am Street, Tel Aviv 65142, Israel

          (c)  CITIZENSHIP:

               Psagot Investment House Ltd. - Israel

               Psagot Provident Funds Ltd. - Israel

               Psagot Securities Ltd. - Israel

          (d)  TITLE OF CLASS OF SECURITIES:

               Common Stock

          (e)  CUSIP NUMBER:

               464286202

ITEM 3.        N.A.

ITEM 4.        OWNERSHIP:

          (a)  AMOUNT BENEFICIALLY OWNED:

               See row 9 of cover page of each reporting person.

               The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of owners of the managed portfolio accounts or for the benefit of the members of the provident funds, as the case may be.

          (b)  PERCENT OF CLASS:

               See row 11 of cover page of each reporting person

          (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

               (i)  Sole power to vote or to direct the vote:

                    See row 5 of cover page of each reporting person

               (ii) Shared power to vote or to direct the vote:

                    See row 6 of cover page of each reporting person and note in
                    Item 4(a) above

               (iii) Sole power to dispose or to direct the disposition of:

                    See row 7 of cover page of each reporting person

               (iv) Shared power to dispose or to direct the disposition of:

                    See row 8 of cover page of each reporting person and note in
                    Item 4(a) above

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

               N.A.

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER:

               N.A.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

               N.A.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

               N.A.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

               N.A.

ITEM 10.       CERTIFICATION:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 4, 2010
                                           PSAGOT INVESTMENT HOUSE LTD.


                                           /s/ Eli Bavly
                                           ----------------------------
                                           By: Eli Bavly
                                           Title: Vice President


                                           PSAGOT PROVIDENT FUNDS LTD.


                                           /s/ Shlomi Bracha
                                           ----------------------------
                                           By: Shlomi Bracha
                                           Title: Vice President - Investments


                                           PSAGOT SECURITIES LTD.


                                           /s/ Shay Yaron
                                           ----------------------------
                                           By: Shay Yaron
                                           Title: CEO

EXHIBIT NO.    DESCRIPTION

Exhibit 1      Agreement of Joint Filing


                                       10